Exhibit 2

SCHEDULE OF TRANSACTIONS IN SHARES SINCE FILING ORIGINAL SCHEDULE 13D

The following table sets forth all transactions in the Shares effected since the filing of the Original Schedule 13D on June 2, 2025 by the Reporting Persons. All such transactions were effected in the open market and the price per share includes commissions. The Price Per Share ($) is a weighted average price.

Trade Date	Reporting Person	Type	Shares	Price Per Share ($)
6/5/2025	Haluk L. Bayraktar	Bought	42,548	2.32
6/6/2025	Haluk L. Bayraktar	Bought	30,307	2.30